BBA

630, René-Lévesque Blvd. West
Suite 2500
Montréal (Québec) H3B 1S6
CANADA
T +1 514.866.2111
F +1 514.866.2116

CONSENT OF QUALIFIED PERSON

TO: All Canadian Securities Regulatory Authorities (SEDAR)
United States Securities and Exchange Commission (EDGAR)

Toronto Stock Exchange (SEDAR)
NYSE Amex (EDGAR)

Re: "Technical Report Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project", dated December 22, 2009 (the "Technical Report") prepared for Aurizon Mines Ltd. (the "Company").

On behalf of BBA Inc., pursuant to Section 8.3 of *National Instrument 43-101 Standards of Disclosure for Mineral Projects* this letter is being filed as the consent of BBA Inc. to the public filing of extracts from, or summary of, the Technical Report in the Company's Annual Information Form for the fiscal year ended December 31, 2009 (the "AIF") and to BBA Inc. being named in the AIF.

The undersigned, on behalf of BBA Inc., confirm that I have read the written disclosure in the AIF stated to be derived from the Technical Report and that it fairly and accurately represents the information in the Technical Report.

The undersigned further acknowledges that the AIF will be filed as an Exhibit to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2009 (the "Form 40-F") and consent to BBA Inc. being named in the Form 40-F and authorize the use of the information represented therein relating to the Technical Report.

Dated this 25 day of March, 2010.

[signature] (Seal or Stamp)

Signature of Qualified Person

PATRICE LIVE

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